Exhibit 99.2

BIGLARI HOLDINGS INC.

Dear Shareholder:

On behalf of the Board of Directors of Biglari Holdings Inc. (the “Company”), we are pleased to provide details on the Company’s rights offering to purchase shares of common stock of the Company (the “Common Stock”).  The Common Stock is being offered at the subscription price of $[_____] per share.

Each holder of the Common Stock will receive one subscription right (“Subscription Right”) for each share of Common Stock that he, she or it owned on __________, 2014 (the “Record Date”).  Every [_____] ([__]) of such Subscription Rights will entitle the holder to subscribe for one share of Common Stock (“Basic Subscription Privilege”).

If you were a shareholder on the Record Date and fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares of Common Stock through the oversubscription privilege (“Oversubscription Privilege”).  The maximum number of shares of Common Stock that you may purchase under the Oversubscription Privilege is equal to the number of shares you purchased under the Basic Subscription Privilege.  If there are not sufficient shares remaining after the exercise of all Basic Subscription Privileges, then Common Stock purchased through the Oversubscription Privilege will be allocated pro rata based on the number of shares of Common Stock each eligible subscriber for additional shares of Common Stock has purchased under the Basic Subscription Privilege, as more fully described in the Company’s Prospectus, dated __________, 2014 (the “Prospectus”).

Only Subscription Rights aggregated to purchase whole shares of Common Stock are exercisable.  Holders must aggregate Subscription Rights in multiples of [___] rights to purchase shares of Common Stock they desire and are entitled to purchase.  The Company will not issue fractional Subscription Rights or cash in lieu of fractional shares underlying Subscription Rights. Fractional shares of Common Stock resulting from the exercise of either the Basic Subscription or the Oversubscription Privilege will be eliminated by rounding down in each case to the nearest whole share.

Included herein are copies of the following documents:

1.	The Prospectus;

2.	The Instructions for Use of Biglari Holdings Inc. Subscription Certificates;

3.	The Subscription Certificate; and

4.	A return envelope addressed to Computershare Trust Company, N.A., the Subscription Agent.

The Prospectus describes the rights offering and the procedure to follow if you choose to exercise your Subscription Rights.  Please read the Prospectus and other enclosed materials carefully.

Your prompt action is requested.  The rights offering will expire at 5:00 p.m., New York City time, on __________, 2014, unless extended (the “Expiration Date”).

To exercise your Subscription Rights, a properly completed and executed Subscription Certificate and payment in full for all of the Common Stock purchased must be delivered to the Subscription Agent as indicated in the Prospectus prior to 5:00 p.m., New York City time, on the Expiration Date.

Additional copies of the enclosed materials may be obtained from the Information Agent, Alliance Advisors LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003.  Their toll-free telephone number is (855) 976-3332.

We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.

Very truly yours,

BIGLARI HOLDINGS INC.